Consent of Independent Auditors
We hereby consent to the use in the Regulation A Offering Statement (Form 1A) of our report dated February 1, 2021, related to the financial statements of Madre Tierra Mining Ltd. for the period from incorporation on May 7, 2020 to June 30, 2020, which is part of this Offering Statement.

McGovern Hurley LLP
DRAFT
Chartered Professional Accountants
Licensed Public Accountants

Toronto, Ontario
February 1, 2021